Filed with the Securities and Exchange Commission on July 12, 2021

1933 Act Registration File No. 033-34411

1940 Act File No. 811-06096
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[	X	]
Pre-Effective Amendment No.		[		]
Post-Effective Amendment No.	51	[	X	]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[	X	]
Amendment No.	54	[	X	]

(Check appropriate box or boxes.)

THE TORRAY FUND
(Exact Name of Registrant as Specified in Charter)

7501 Wisconsin Ave., Ste. 750W
Bethesda, MD  20814
(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code:  (301) 493-4600

Shawn M. Hendon, President
The Torray Fund
7501 Wisconsin Ave., Ste. 750W,
Bethesda, MD 20814
(Name and Address of Agent for Service)

Copy to:
Thomas G. Sheehan, Esq.
Bernstein, Shur, Sawyer & Nelson P.A.
100 Middle Street
P.O. Box 9729
Portland, ME 04104-5029

It is proposed that this filing will become effective (check appropriate box)
[	X	]	immediately upon filing pursuant to paragraph (b)
[		]	On (date) pursuant to paragraph (b)
[		]	60 days after filing pursuant to paragraph (a)(1)
[		]	on (date) pursuant to paragraph (a)(1)
[		]	75 days after filing pursuant to paragraph (a)(2)
[		]	on (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:
[	]	This post-effective amendment designates a new effective date for a previously filed post- effective amendment.

Explanatory Note: This Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A, under Rule 485(b) under the Securities Act of 1933, as amended (No. 033-34411) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d), this Amendment shall become effective immediately upon filing with the U.S. Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 28.	Exhibits

(a)(1)  Agreement and Declaration of Trust originally filed as exhibit (1) to the Registrant’s Initial Registration Statement on Form N-1A dated April 24, 1990, is incorporated by reference to exhibit (1) to Post-Effective Amendment No. 6, electronically filed on April 30, 1996.

(b)  By-Laws originally filed as exhibit (2) to the Registrant’s Initial Registration Statement on Form N-1A dated April 24, 1990, are incorporated by reference to exhibit (2) to Post-Effective Amendment No. 6, electronically filed on April 30, 1996.

(c)  Not Applicable

(d)(1)  Management Contract between the Registrant and Torray LLC for The Torray Fund dated December 19, 2005 is incorporated by reference to exhibit (d)(1) to Post-Effective Amendment No. 20, filed via EDGAR on April 28, 2006, accession number 0001193125-06-092734.

(d)(2) Interim Management Contract between the Registrant and Torray LLC for The Torray Fund,  effective as of May 10, 2021 is filed herewith.

(e)(1)  Distribution Agreement between the Registrant and Foreside Funds Distributors LLC is incorporated by reference to exhibit (e)(1) to Post-Effective Amendment No. 37, filed via EDGAR on April 22, 2015, accession number 0001193125-15-142108.

(e)(2)  Form of Selling and/or Services Agreement for Torray Funds is incorporated by reference to exhibit (e)(2) to Post-Effective Amendment No. 24, filed via EDGAR on March 2, 2010, accession No. 0001193125-10-046025.

(f)  Not Applicable

(g)  Custody Agreement between the Registrant and U.S. Bank National Association dated November 4, 2015, is Funds is incorporated by reference to exhibit (g) to Post-Effective Amendment No. 39, filed via EDGAR on April 29, 2016, accession No. 0000894189-16-009323.

(h)(1)  Fund Administration Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC, dated November 4, 2015 is incorporated by reference to exhibit (h)(1) to Post-Effective Amendment No. 39, filed via EDGAR on April 29, 2016, accession No. 0000894189-16-009323.

(h)(2)  Transfer Agent Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC, dated November 4, 2015 is incorporated by reference to exhibit (h)(2) to Post-Effective Amendment No. 39, filed via EDGAR on April 29, 2016, accession No. 0000894189-16-009323.

(h)(3)  Fund Accounting Servicing Agreement between Registrant and U.S. Bancorp Fund Services, LLC, dated November 4, 2015 is incorporated by reference to exhibit (h)(3) to Post-Effective Amendment No. 39, filed via EDGAR on April 29, 2016, accession No. 0000894189-16-009323.

(h)(4)  Operating Expenses Limitation Agreement between the Registrant and Torray LLC dated March 9, 2021  is incorporated by reference to exhibit (h)(4) to Post-Effective Amendment No. 49, filed via EDGAR on April 30, 2021, accession No. 0000894189-21-002702.

(h)(5) Interim Operating Expenses Limitation Agreement between the Registrant and Torray LLC, effective as of May 10, 2021 is filed herewith.

(i)  Legal Opinion of Dechert LLP is incorporated by reference to exhibit (I) to Post-Effective Amendment No. 28, filed via EDGAR on December 30, 2010 accession No. 0001193125-10-291642.

(j)(1)  Consent of BBD, LLP  is incorporated by reference to exhibit (j)(1) to Post-Effective Amendment No. 49, filed via EDGAR on April 30, 2021, accession No. 0000894189-21-002702.

(j)(2) Opinion of Bernstein Shur  is incorporated by reference to exhibit (j)(2) to Post-Effective Amendment No. 49, filed via EDGAR on April 30, 2021, accession No. 0000894189-21-002702.

(k)  Not Applicable

(l)  Purchase Agreement between Registrant and Robert E. Torray is filed as exhibit (13) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A, filed November 20, 1990, is incorporated by reference to exhibit (13) to Post-Effective Amendment No. 6, as filed on April 30, 1996.

(m)  Not Applicable

(n)  Not Applicable

(o)  Not Applicable

(p)  Code of Ethics of the Trust and the Adviser is is incorporated by reference to exhibit (p) to Post-Effective Amendment No. 49, filed via EDGAR on April 30, 2021, accession No. 0000894189-21-002702.

Item 29.	Persons Controlled By or Under Common Control with Registrant

None.

Item 30.	Indemnification

Article VIII of the Registrant’s Agreement and Declaration of Trust, provides in effect that the Registrant will indemnify its officers and Trustees under certain circumstances. However, in accordance with Section 17(h) and 17(i) of the Investment Company Act of 1940 and its own terms, said Agreement and Declaration of Trust does not protect any person against any liability to the Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties in the conduct of his or her office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions (or otherwise), the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such Trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Section 10.02 of the Custody Agreement provides as follows:

Indemnification by Custodian.  The Custodian shall indemnify and hold harmless the Trust from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising directly or indirectly out of any action taken or omitted to be taken by an Indemnified Party as a result of the Indemnified Party’s refusal or failure to comply with the terms of this Agreement (or any sub-custody agreement), or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement (or any sub-custody agreement).  This indemnity shall be a continuing obligation of the Custodian, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Trust” shall include the Trust’s trustees, officers and employees.

Section 7 of the Distribution Agreement states in part:

The Client shall indemnify, defend and hold the Distributor, its affiliates and each of their respective members, managers, directors, officers, employees, representatives and any person who controls or previously controlled the Distributor within the meaning of Section 15 of the 1933 Act (collectively, the “Distributor Indemnitees”), free and harmless from and against any and all losses, claims, demands, liabilities, damages and expenses (including the costs of investigating or defending any alleged losses, claims, demands, liabilities, damages or expenses and any reasonable counsel fees incurred in connection therewith) (collectively, “Losses”) that any Distributor Indemnitee may incur under the 1933 Act, the 1934 Act, the 1940 Act any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or relating to (i) the Distributor serving as distributor of the Funds pursuant to this Agreement; (ii) the Client’s breach of any of its obligations, representations, warranties or covenants contained in this Agreement; (iii) the Client’s failure to comply with any applicable securities laws or regulations; or (iv) any claim that the Registration Statement, Prospectus, shareholder reports, sales literature and advertising materials or other information filed or made public by the Client (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading under the 1933 Act, or any other statute or the common law any violation of any rule of FINRA or of the SEC or any other jurisdiction wherein Shares of the Funds are sold, provided, however, that the Client’s obligation to indemnify any of the Distributor Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, Prospectus, annual or interim report, or any such advertising materials or sales literature in reliance upon and in conformity with information relating to the Distributor and furnished to the Client or its counsel by the Distributor in writing and acknowledging the purpose of its use. In no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Client or its shareholders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under this Agreement or by reason of its reckless disregard of its obligations under this Agreement.

The Distributor shall indemnify, defend and hold the Client, its affiliates, and each of their respective directors, officers, employees, representatives, and any person who controls or previously controlled the Client within the meaning of Section 15 of the 1933 Act (collectively, the “Client Indemnitees”), free and harmless from and against any and all Losses that any Client Indemnitee may incur under the 1933 Act, the 1934 Act, the 1940 Act, any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise, arising out of or based upon (i) the Distributor’s breach of any of its obligations, representations, warranties or covenants contained in this Agreement; (ii) the Distributor’s failure to comply with any applicable securities laws or regulations; or (iii) any claim that the Registration Statement, Prospectus, sales literature and advertising materials or other information filed or made public by the Client (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements not misleading, insofar as such statement or omission was made in reliance upon, and in conformity with, information furnished to the Client by the Distributor in writing. In no event shall anything contained herein be so construed as to protect the Client against any liability to the Distributor to which the Client would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties under this Agreement or by reason of its reckless disregard of its obligations under this Agreement.

Section 9 of the Fund Accounting Agreement provides as follows:

USBFS shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’ refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Trust” shall include the Trust’s trustees, officers and employees.

Section 6 of the Fund Administration Servicing Agreement provides as follows:

USBFS shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’ refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Trust” shall include the Trust’s trustees, officers and employees.

Section 8 of the Transfer Agent Servicing Agreement provides as follows:

USBFS shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’s refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term “Trust” shall include the Trust’s trustees, officers and employees.

Neither party to this Agreement shall be liable to the other party for consequential, special or punitive damages under any provision of this Agreement.

Item 31.        Business and Other Connections of Investment Advisor

The business and other connections of the officers and directors of Torray LLC are set forth in the Form ADV of Torray LLC (No. 801-8629) as currently on file with the U.S. Securities and Exchange Commission, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness under Rule 485(b) and the Registrant has duly caused this Post-Effective Amendment No. 51 to its Registration Statement on Form N-1A to be signed below on its behalf by the undersigned,  duly authorized, in the City of Bethesda and State of Maryland on the 9thth day of July 2021.

The Torray Fund
By:	/s/ Shawn M. Hendon
Shawn M. Hendon, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 9th day of July 2021.

Signature	Capacity

/S/ Shawn M. Hendon	President
Shawn M. Hendon

/S/ WILLIAM M LANE	Trustee and Treasurer
William M Lane

/S/ BRUCE C. ELLIS	Trustee
Bruce C. Ellis*

/S/ WAYNE H. SHANER	Trustee
Wayne H. Shaner*

/S/ CAROL T. CRAWFORD	Trustee
Carol T. Crawford*

* By:	/S/ WILLIAM M LANE
William M Lane
Attorney-in-Fact

*	Pursuant to Powers of Attorney as previously filed.

INDEX TO EXHIBITS

Exhibit	Exhibit No.
Interim Management Contract between the Registrant and Torray LLC for The Torray Fund, effective as of May 10, 2021	(d)(2)
Interim Operating Expenses Limitation Agreement between the Registrant and Torray LLC, effective as of May 10, 2021	(h)(5)